UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K/A
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2026
Commission File Number 001-39349
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DoubleDown Interactive Co., Ltd.
(Translation of registrant’s name into English)
__________________________
Joseph A. Sigrist, Chief Financial Officer
c/o Double Down Interactive LLC
6671 S. Las Vegas Blvd.
Building D, Suite 210
Las Vegas, NV 89119
'+1-702-761-6899
(Address of principal executive offices)
__________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ☐ Form40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Issuance of Press Release
On November 11, 2026, DoubleDown Interactive Co., Ltd. (the “Company”) issued a press release announcing its unaudited financial results for the third quarter ended September 30, 2026, together with its unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026. The press release and the unaudited financial statements are filed herewith as Exhibits 99.1 and 99.2, respectively, which amend and supersede in their entirety Exhibits 99.1 and 99.2 to the Company’s Form 6-K previously furnished on November 12, 2026.
This report on Form 6-K/A is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-290402), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated November 11, 2026

99.2	Unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2026

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: November 12, 2026

	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer